

May 14, 2007

Via Facsimile at (312) 706-8148 and U.S. Mail

Michael L. Hermsen, Esq.
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606

Re: Kaanapali Land, LLC
Schedule 13E-3
File No. 005-82787

Filed April 9, 2007

Dear Mr. Hermsen:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why any of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. The definition of the defined terms used in this letter is the same as the definition used in the disclosure document.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3
General

1.   Rule 13e-3 requires that each issuer and affiliate engaged in a going-private transaction file a Schedule 13E-3 and furnish all of the required disclosures. Please confirm that each affiliate engaged in the transaction is a filing person on the Schedule 13E-3, and tell us what consideration you have given to including JMB Insurance Agency as a filing person. See Section II.D.3 of the Division of

Corporation Finance's "Current Issues and Rulemaking Projects" outline, dated November 14, 2000 and available under "Corporation Finance – Archives" on the SEC website at www.sec.gov. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3.

2.   We note that the Company does not have a board. Please clarify early in the disclosure what natural persons are responsible for making a determination with respect to the fairness of the transaction. See Instruction C to Schedule 13E-3. Further, consider whether the board of directors and/or the control persons of the Manager, as well any of the persons listed on Schedule I, should be filing persons on the Schedule 13E-3.

3.   The fairness determination that the filing persons are required to make pursuant to Item 1014(a) of Regulation M-A must state whether the filing persons believe that the transaction is fair or unfair to the *unaffiliated security holders.*   Revise your disclosure throughout the Schedule 13E-3 to clearly state each filing person's position with respect to the unaffiliated shareholders.

4.   Your response to Item 1001 of Regulation M-A, which appears in the Letter to Shareholders, is filed in the non-public cover letter to the EDGAR submission. The letter should be refiled as part of the Schedule 13E-3. It should appear as page 1 of your document. See Instruction 2 to Item 1001 of Regulation M-A.

5.   We found the organization of your document difficult to follow. Please revise your document to include a table of contents. Provide page numbers in your revised document. Take note of our comments below requesting significant revisions to certain sections, including the grouping of Items 7, 8, and 9 of Regulation M-A in a Special Factors section, and the inclusion of a background description of the transaction in that section.

Summary Term Sheet/Letter to Shareholders

6.   Disclose the following in your summary term sheet:
- The fairness determination for each of the filing persons with respect to the transaction, including any filing persons added in response to our comments;
- The fact that the terms of the Merger were determined unilaterally by Kaanapali Land and its Manager, and were not negotiated with any holder of Class A shares;
- The conflicts of interest among Kaanapali Land, Pacific Trail, PTHI and the holders of the Class A shares;
- The terms of the Operating Agreement, which excuse Pacific Trail and PTHI from considering the interests of the members of Kaanapali Land in entering into a transaction;

- The absence of any independent third party, committee or representative to negotiate on behalf of the unaffiliated shareholders;
- The absence of a fairness opinion;
- The fact that the price is less than the bid price for securities on several occasions during the past two years;
- The fact that the Class B shareholders will ultimately own the entire company, with no cost to those shareholders;
- The relationship of the price to the net book value; and
- The fact that the only valuation of the company is KPMGCF's valuation report, which addressed the value of the aggregate outstanding membership interests, rather than the Class A shares.

Introduction

7. We note your reference to the Private Securities Litigation Reform Act of 1995. The Act does not apply to statements made in connection with a going private transaction. See Sec. 21E(b)(1)(E) of the Securities Exchange Act of 1934. Revise your document to clearly acknowledge this, and do not refer to the Private Securities Litigation Reform Act of 1995 in future communications.

Item 3

8. Provide a description of the relationships among the various filing persons. This information may be most useful in the form of a corporate organizational chart. Some of this information appears in the Conflicts of Interest discussion, but it may be more useful to shareholders if it appears earlier in the document.

Item 5

9. Expand your disclosure to explain the nature of the affiliation between JMB Insurance Agency and the Company.

10. Expand to provide the disclosure required by Item 1005(c) with regard to the current transaction. This section should provide more information about the background of the transaction and the contacts and negotiations that led up to the approval of the transaction by the Manager of the Company, identifying the participants and timing of meetings and presentations.

Item 6

11. In order to contextualize your response to Item 1006(c), provide information concerning the Plan of Reorganization, how the Manager gained control of the company, and why the transaction follows from those events.

12.   We note that Kaanapali is currently offering lots for sale. Revise your disclosure to clarify the reasons that you believe this offering may result in a sale of a material portion of the company's assets, the anticipated timing of such a sale, and the dollar amounts involved. See Item 1006(c)(1) of Regulation M-A.

13.   Similarly, provide further information concerning the assets involved in the preliminary discussions for joint development/leasing of certain properties owned by subsidiaries, and confirm that you will update this information as the discussions progress or terminate.

Item 7
Purposes

14.   Quantify the projected increase in the company's costs due to anticipated Sarbanes Oxley compliance.

15.   Explain the reasoning behind your statement that the owners of the Class B shares are indirectly financing 91% of the cost. Isn't that the expected allocation given that they control 91% of the equity? If what you are saying is that the Class B shares are not public but are financing the public costs, please clarify that in the disclosure.

16.   Please supplementally furnish us with any of the offeror's documents you have pertaining to mini-tenders for the Class A shares.

Alternatives

17.   Clarify the disclosure to emphasize that the management has not actually shopped the company to any third parties, has not retained a representative to shop the company, and has not sought a merger partner.

Reasons

18.   Clarify the reasons that management believed that the terms of the transaction are no less favorable than those it could receive from a third party for a similar transaction. Further, quantify the reasons to the extent practicable. We note, as any example only, the recent bulk sales and references to the future revenues in the second paragraph.

19.   State the reasons for entering into the transaction now. See Item 1013(c) of Regulation M-A.

Effects

20.   Disclose the federal tax consequences of the Rule 13e-3 transaction on each filing party. See Item 1013(d) of Regulation MA.

21.   For each of the filing persons, and for any additional filing persons you add to the Schedule 13E-3 in response to our above comments, you must describe the effects of the proposed merger on such filing persons' interest in the net book value and net earnings of the Company. Quantify as a percentage and as a specified dollar amount. See Instruction 3 to Item 1013 of Regulation M-A.

<u>Potential Detriments to Holders of Class A Shares</u>

22.   It is difficult to evaluate the information in this section in the absence of any information about the parties undertaking the consideration. Please name the parties who made the determination concerning the benefits and detriments of the transaction, and explain the context of the discussions, in your amendment.

<u>Potential Benefits to Holders of Class A Shares</u>

23.   It is not clear to us why no longer receiving mini tender offers for Class A shares is a benefit to the holders of those shares. Presumably, the holder is always in a position to refrain from tendering the shares, and thus is not harmed by the offer, however under valued it may be. Please revise.

<u>Risk Factors</u>

24.   Revise to clarify whether the Operating Agreement's provisions excusing Pacific Trail and PTHI from considering the interests of Members of Kaanapali Land in entering into transaction means that they have no obligation to consider the interests of the Class A shareholders.

25.   Revise this section to clarify at the beginning what relevance the disclosure has for the item requirements of Rule 13e-3 and for shareholders considering the transaction. Provide background for shareholders to help them understand why the various lawsuits, environmental proceedings and legal requirements are important to a consideration of the proposed merger.

26.   It is not clear what bearing the risk factors listed in subsections B and C have on the transaction. The risk of an inadequate price is a meaningful risk, but the risk of later negative events has no apparent bearing on the merger. Further, the relevant disclosure pertains to risks arising from the merger transaction, rather than general business risks. Please revise or advise.

27.   Revise to disclose how the Manager, in the absence of an independent analysis of the transaction, was able to conclude that the transaction is fair to the unaffiliated shareholders. To the extent the Manager is adopting the conclusion of others and in the absence of its own analysis, it should also adopt the analysis of the other.

Item 8 Fairness of the Transaction

28.   Rule 1014(a) of Regulation M-A requires each filing person to state whether it reasonably believes that the transaction is fair to the unaffiliated shareholders, both substantively and procedurally. See Q&A 21 of SEC Release No. 34017719 (April 13, 1981). For example, each filing person should address why they believe the transaction is fair in the absence of the procedural safeguards listed in Item 1014. See the last paragraph of Q&A 21 noted previously. Further, revise your disclosure to include a fairness determination for each filing person, together with the reasons for the determination. To the extent a filing person is relying on the fairness determination of another, that person must specifically adopt the determination on which it is relying.

(b) Factors Considered in Determining Fairness

29.   Expand to quantify the factors to the extent practicable and provide more detail with regard to allow shareholders to better assess the factors. For example only, quantify the market prices noted in the fourth bullet. Clarify whether and how the third factor supports the determination.

30.   Disclose any projections or forecasts used by the Manager in its determination or provided to KPMGCF for use in its analysis.

Price is Fair to the Remaining Holders of Membership Interests

31.   We do not understand what you mean in the second sentence of this paragraph. It appears that the end of the sentence may have been inadvertently dropped. Please advise and revise.

Book Value Not a Fair Indication of Value

32.   Quantify book value per share and clarify whether the range is as of December 31, 2005 or as of December 31, 2006.

33.   We note that the parties considering this transaction deemed all of the factors presented in Item 1014(b) of Regulation M-A to be irrelevant to the determination of the merger price. Please revise to state what basis, other than the KPMGCF valuation, the filing persons had for their implied belief that the transaction is fair to the unaffiliated shareholders.

Item 9 Reports, Opinions, Appraisals and Negotiations

34.   Each report, opinion, consultation, proposal, or presentation that is materially related to the transaction, whether oral or written, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A. Please confirm that you have filed all such reports in accordance with Items 1015 and 1016 of Regulation M-A.

35.   Confirm that you have filed all of the financial information furnished to KPMGCF, including any information that is not publicly available.

36.   Revise your disclosure to provide all of the information required by Item 1015(b) of Regulation M-A regarding KPMGCF. In particular, explain the reasons that KPMGCF was chosen, and what qualifications it had for the task. In this regard, we note your disclosure under "other matters" but do not believe that it is adequate given the unique nature of the corporation and the valuation assignment. Please revise. In addition, quantify the fees paid to KPMGCF.

37.   Confirm that apart from the financial advice and audit services KPMGCF and its affiliates have provided to affiliates of Kaanapali, there are no other material relationships between KPMGCF and any of the filing persons.

38.   Item 1015(b)(6) requires a summary of the Item 1015 report, including the bases for and methods of arriving at the valuation. Provide further detail concerning what properties KPMGCF evaluated, what techniques they applied to the valuations, and what conclusions they reached in connection with their analysis. Quantify your response as much as possible. We expect to see significant revisions in response to this comment.

39.   Briefly explain why each analysis was helpful, and why KPMGCF chose to use that analysis in evaluating the company.

Closing Comment

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

        ▪   that filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- that filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

If you have any questions please contact me at (202) 551-3267 or by facsimile at (202) 772-9203.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers and
Acquisitions